1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Brenden P. Carroll brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

December 28, 2015

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Dear Mr. Parachkevov:

This letter responds to the comments you provided to Colleen M. Hoyt of Dechert LLP and me in a telephonic discussion on December 17, 2015, with respect to your review of Post-Effective Amendment No. 504 (“PEA 504”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on October 30, 2015. PEA 504 was filed for the primary purpose of: (1) incorporating certain changes to the investment policies of the Goldman Sachs Financial Square Prime Obligations Fund; and (2) incorporating certain changes to the investment policies, as well as changing the name, of the Goldman Sachs Financial Square Treasury Solutions Fund (formerly the Goldman Sachs Financial Square Federal Fund). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: For Funds that will neither be “government money market funds” nor “retail money market funds” (each as defined under Rule 2a-7), please include the disclosure statement required under Form N-1A, Item 4(b)(1)(ii)(A) (e.g., that the share price of a Fund will fluctuate).

Response: On or before October 14, 2016, the Prime Obligations and Money Market Funds will include the disclosure statement required under Form N-1A, Item 4(b)(1)(ii)(A) in their prospectuses or a supplement thereto.

2.	Comment: Please confirm that, with respect to the fee waiver arrangements described in the footnote to the “Annual Fund Operating Expenses” tables, the arrangements will remain in effect for at least one year from the date of the Prospectuses and the Investment Adviser will not be entitled to recoup any amounts waived to the Funds pursuant to the arrangements.

US    Austin    Boston    Charlotte    Hartford    Los  Angeles    New York    Orange County    Philadelphia    Princeton    San Francisco    Silicon Valley

Washington DC    EUROPE    Brussels    Dublin    Frankfurt     London    Luxembourg    Moscow    Munich    Paris    ASIA    Beijing    Hong Kong

Response: The Funds hereby confirm that, with respect to the waiver arrangements described in the footnote to the “Annual Fund Operating Expenses” tables, the arrangements will remain in place for at least one year from the date of the Prospectuses and the Investment Adviser is not entitled to reimbursement of any waived fees, or reimbursed expenses, from prior fiscal years.

3.	Comment: In the “Annual Fund Operating Expenses” table for the Prime Obligations Fund, the fee waiver in the table was rounded to 0.05% of the Fund’s average daily net assets. However, the footnote to the table lists the fee waiver at 0.045% of the Fund’s average daily net assets. Please confirm whether the “Total Annual Fund Operating Expenses After Fee Waiver” should be 0.19% rather than 0.18% of the Fund’s average daily net assets.

Response: The Prime Obligations Fund currently pays the Investment Adviser a Management Fee equal to 0.205% of the Fund’s average daily net assets. However, the Investment Adviser has agreed to waive a portion of its Management Fee equal annually to 0.045% of the Fund’s average daily net assets. Assuming “Other Expenses” of 0.02%, the “Total Annual Fund Operating Expenses After Fee Waiver” should therefore be 0.18%, as follows:

Management Fee	0.205%	(Rounded to 0.21% in the table)

Other Expenses	0.02%

Total Annual Fund Operating Expenses	0.225%	(Rounded to 0.23% in the table)

Fee Waiver	(0.045%)	(Rounded to 0.05% in the table)

Total Annual Fund Operating Expenses After Fee Waiver	0.18%

4.	Comment: For each of the Treasury Obligations, Treasury Instruments, Treasury Solutions and Government Funds, please disclose the relevant 80% investment policies pursuant to Rule 35d-1 under the 1940 Act.

Response: Rule 35d-1 under the 1940 Act requires a mutual fund to adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in the particular type of investments, or in investments in the particular industry or industries, suggested by the fund’s name. As disclosed in the “Principal Strategy” sections, each of the Treasury Obligations, Treasury Instruments, Treasury Solutions and Government Funds has adopted a policy under Rule 35d-1 to invest only in U.S. Treasury Obligations, U.S. Government Securities and/or repurchase agreements that are collateralized by either U.S. Treasury Obligations or U.S. Government Securities. The Funds believe that these investment policies satisfy the requirements under Rule 35d-1, which sets a minimum amount of assets that must be invested in the particular type of investments, or in investments in the particular industry or industries, suggested by a Fund’s name.

5.	Comment: The Staff notes that the Funds currently disclose that they may reduce or withhold any income and/or gains generated from their investments or reduce or increase the number of Fund shares outstanding on a pro rata basis, to the extent necessary to maintain a stable $1.00 share price. Please consider more prominent disclosure about these actions. Please also disclose the mechanics of reducing the number of Fund shares outstanding. Lastly, please supplementally disclose the method of informing shareholders of any reduction to the number of Fund shares outstanding.

Response: The Registrant acknowledges the Staff’s comment but does not believe that additional disclosure is appropriate at this time. The Registrant expects that it would notify shareholders of any reduction to the number of Fund shares outstanding through a prospectus supplement, disclosure in the shareholder report financial notes and/or a press release.

Other

6.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

*            *             *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden Carroll

Brenden Carroll

cc:	Joon Kim, Vice President, Goldman Sachs Asset Management, L.P.

Exhibit A

December 28, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

¡	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

¡	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

¡	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Brenden P. Carroll of Dechert LLP at (202) 261-3458.

Sincerely,

/s/ Joon Kim

Joon Kim, Vice President, Goldman Sachs Asset Management, L.P.

cc:	Brenden P. Carroll, Dechert LLP